Exhibit 99.3
[NOTICE OF SPECIAL MEETING]
COLUMBIA BANCORP
7168 Columbia Gateway Drive
Columbia, Maryland 21046
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 5, 2005
               Notice is hereby given that a Special Meeting of Stockholders of Columbia Bancorp will be held at Historic Oakland, 5430 Vantage Point Road, Columbia, Maryland 21044 on Monday, December 5, 2005, at 10:00 a.m. for the following purposes:
1.	To approve the Agreement and Plan of Merger dated as of July 26, 2005 by and between Columbia Bancorp and Fulton Financial Corporation, the merger of Columbia Bancorp with and into Fulton Financial Corporation and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/prospectus.

2.	To adjourn the special meeting if necessary to allow Columbia Bancorp time to solicit additional votes in favor of the merger agreement.

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
               The Board of Directors has fixed the close of business on October 26, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.
               Your proxy is enclosed. You are encouraged to complete, date, sign and return promptly the proxy in the envelope provided even though you may plan to attend the meeting. No postage is necessary for mailing in the United States. Returning the proxy will not limit your right to vote in person or to attend the Special Meeting, but will insure your representation if you cannot attend. If you attend the meeting, you may revoke your proxy and vote in person.

By Order of the Board of Directors

/s/ Sibyl Malatras

SIBYL S. MALATRAS
Corporate Secretary
Columbia, Maryland
November 3, 2005